UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ZAYO GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919V105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Battery Ventures VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,983,608

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,983,608

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,983,608

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.9%

12	Type of Reporting Person PN

1	Names of Reporting Persons Battery Investment Partners VII, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 133,772

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 133,772

9	Aggregate Amount Beneficially Owned by Each Reporting Person 133,772

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%

12	Type of Reporting Person OO

1	Names of Reporting Persons Battery Ventures VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,230,636

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,230,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,230,636

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.9%

12	Type of Reporting Person PN

1	Names of Reporting Persons Battery Partners VII, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,117,380

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,117,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,117,380

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.9%

12	Type of Reporting Person OO

1	Names of Reporting Persons Battery Partners VIII, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,230,636

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,230,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,230,636

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.9%

12	Type of Reporting Person OO

1	Names of Reporting Persons Battery Management Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,348,016

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,348,016

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,348,016

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.8%

12	Type of Reporting Person CO

1	Names of Reporting Persons Thomas J. Crotty

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 82,649

	6	Shared Voting Power 9,348,016

	7	Sole Dispositive Power 82,649

	8	Shared Dispositive Power 9,348,016

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,430,665

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.9%

12	Type of Reporting Person IN

1	Names of Reporting Persons Richard D. Frisbie

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,348,016

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,348,016

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,348,016

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.8%

12	Type of Reporting Person IN

1	Names of Reporting Persons Kenneth P. Lawler

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,348,016

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,348,016

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,348,016

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.8%

12	Type of Reporting Person IN

1	Names of Reporting Persons R. David Tabors

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 9,348,016

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 9,348,016

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,348,016

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.8%

12	Type of Reporting Person IN

1	Names of Reporting Persons Scott R. Tobin

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 38,814

		6	Shared Voting Power 9,348,016

		7	Sole Dispositive Power 38,814

		8	Shared Dispositive Power 9,348,016

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,386,830

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.8%

12	Type of Reporting Person IN

1	Names of Reporting Persons Neeraj Agrawal

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 26,181

		6	Shared Voting Power 2,230,636

		7	Sole Dispositive Power 26,181

		8	Shared Dispositive Power 2,230,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,817

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.9%

12	Type of Reporting Person IN

1	Names of Reporting Persons Michael M. Brown

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 9,486

		6	Shared Voting Power 2,230,636

		7	Sole Dispositive Power 9,486

		8	Shared Dispositive Power 2,230,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,240,122

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.9%

12	Type of Reporting Person IN

1	Names of Reporting Persons Roger H. Lee

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 23,083

		6	Shared Voting Power 2,230,636

		7	Sole Dispositive Power 23,083

		8	Shared Dispositive Power 2,230,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,719

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.9%

12	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer: Zayo Group Holdings, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices: 1805 29th Street, Suite 2050 Boulder, CO 80301

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Battery Ventures VII, L.P.

Battery Investment Partners VII, LLC

Battery Ventures VIII, L.P.

Battery Partners VII, LLC

Battery Partners VIII, LLC

Battery Management Corp.

Thomas J. Crotty

Richard D. Frisbie

Kenneth P. Lawler

R. David Tabors

Scott R. Tobin

Neeraj Agrawal

Michael M. Brown

Roger H. Lee

	(b)	Address of Principal Business Office: The business address of each of the Reporting Persons is c/o Battery Ventures, One Marina Park Drive, Suite 1100, Boston, MA 02210.
	(c)	Citizenship:

Battery Ventures VII, L.P.

Battery Investment Partners VII, LLC

Battery Ventures VIII, L.P.

Battery Partners VII, LLC

Battery Partners VIII, LLC

Battery Management Corp.

Thomas J. Crotty

Richard D. Frisbie

Kenneth P. Lawler

R. David Tabors

Scott R. Tobin

Neeraj Agrawal

Michael M. Brown

Roger H. Lee

Delaware Delaware Delaware Delaware Delaware Massachusetts United States United States United States United States United States United States United States United States
	(d)	Title of Class of Securities: Common stock, $0.001 par value per share (“Common Stock”).
	(e)	CUSIP Number: 98919V105

Item 3.	Not applicable.

Item 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2015, based upon 244,866,876 shares of the Issuer’s Common Stock outstanding as of November 6, 2015 as reported in the Issuer’s Form 10-Q filed on 11/10/2015.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or direct the disposition of	Shared power to dispose or direct the disposition of
Battery Ventures VII, L.P.	6,983,608	2.9%	0	6,983,608	0	6,983,608
Battery Investment Partners VII, LLC	133,772	0.1%	0	133,772	0	133,772
Battery Ventures VIII, L.P.	2,230,636	0.9%	0	2,230,636	0	2,230,636
Battery Partners VII, LLC	7,117,380	2.9%	0	7,117,380	0	7,117,380
Battery Partners VIII, LLC	2,230,636	0.9%	0	2,230,636	0	2,230,636
Battery Management Corp.	9,348,016	3.8%	0	9,348,016	0	9,348,016
Thomas J. Crotty	9,430,665	3.9%	82,649	9,348,016	82,649	9,348,016
Richard D. Frisbie	9,348,016	3.8%	0	9,348,016	0	9,348,016
Kenneth P. Lawler	9,348,016	3.8%	0	9,348,016	0	9,348,016
R. David Tabors	9,348,016	3.8%	0	9,348,016	0	9,348,016
Scott R. Tobin	9,386,830	3.8%	38,814	9,348,016	38,814	9,348,016
Neeraj Agrawal	2,256,817	0.9%	26,181	2,230,636	26,181	2,230,636
Michael M. Brown	2,240,122	0.9%	9,486	2,230,636	9,486	2,230,636
Roger H. Lee	2,253,719	0.9%	23,083	2,230,636	23,083	2,230,636

Consists of (i) 6,983,608 shares held of record by Battery Ventures VII, L.P. (“Battery Ventures VII”); (ii) 133,772 shares held of record by Battery Investment Partners VII, LLC (“BIPVII”); and (iii) 2,230,636 shares held of record by Battery Ventures VIII, L.P. (“Battery Ventures VIII”) (collectively, the “Battery Shareholders”).  Battery Partners VII, LLC (“BPVII”) is the sole general partner of Battery Ventures VII and the sole managing member of BIPVII.  BPVII’s investment adviser is Battery Management Corp. (“BMC”).  Thomas J. Crotty, Richard D. Frisbie, Kenneth P. Lawler, R. David Tabors and Scott R. Tobin are the managing members of BPVII and are officers of BMC, and collectively share voting and dispositive authority over the securities held by held by Battery Ventures VII and BIPVII.  Battery Partners VIII, LLC (“BPVIII”) is the sole general partner of Battery Ventures VIII.  BPVIII’s investment adviser is BMC.  Neeraj Agrawal, Michael M. Brown, Thomas J. Crotty, Richard D. Frisbie, Kenneth P. Lawler, R. David Tabors, Scott R. Tobin and Roger H. Lee are the managing members of BPVIII and are officers of BMC, and they collectively share voting and dispositive authority over the securities held by Battery Ventures VIII.  Each of the foregoing entities and individuals disclaims beneficial ownership of the shares held of record by the Battery Shareholders.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

BATTERY VENTURES VII, L.P.
	By:	Battery Partners VII, LLC, its general partner

	By:	*

	Title:	Member Manager

BATTERY INVESTMENT PARTNERS VII, LLC
	By:	Battery Partners VII, LLC, its general partner

	By:	*
	Title:	Member Manager

BATTERY VENTURES VIII, L.P.
	By:	Battery Partners VIII, LLC, its general partner

	By:	*
	Title:	Member Manager

BATTERY PARTNERS VII, LLC

	By:	*
	Title:	Member Manager

BATTERY PARTNERS VIII, LLC

	By:	*
	Title:	Member Manager

BATTERY MANAGEMENT CORP.

	By:	*
	Title:	Chief Financial Officer

THOMAS J. CROTTY

	By:	*

RICHARD D. FRISBIE

		By:	*

KENNETH P. LAWLER

		By:	*

R. DAVID TABORS

		By:	*

SCOTT R. TOBIN

		By:	*

NEERAJ AGRAWAL

		By:	*

MICHAEL M. BROWN

		By:	*

ROGER H. LEE

		By:	*

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.